[Letterhead of Star Bulk Carriers Corp.]

January 28, 2009

VIA EDGAR

Max A. Webb, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE: Star Bulk Carriers Corp. Registration Statement on Form F-3 (File No. 333-156843)

Dear Mr. Webb:

Reference is made to the registration statement on Form F-3 (File No. 333-156843) filed by Star Bulk Carriers Corp. (the “Company”) and the co-registrants named therein on January 22, 2009 (the “Registration Statement”).  Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated onto the cover page of the Registration Statement:

“The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.”

Very truly yours,

STAR BULK CARRIERS CORP.

By:  /s/ Prokopios Tsirigakis
    _______________________________

Name:  Prokopios Tsirigakis
Title:    Chief Executive Officer and President

CO-REGISTRANTS:

STAR BULK MANAGEMENT INC., STAR ALPHA LLC, STAR BETA LLC, STAR GAMMA LLC, STAR DELTA LLC, STAR EPSILON LLC, STAR ZETA LLC, STAR THETA LLC, STAR IOTA LLC, STAR KAPPA LLC, LAMDA LLC, STAR OMICRON LLC, STAR COSMO LLC, AND STAR YPSILON LLC

By:    STAR BULK CARRIERS CORP.,
   as the sole member

By:  /s/ Prokopios Tsirigakis
    ____________________________________

Name:  Prokopios Tsirigakis
Title:     Chief Executive Officer and President of
      Star Bulk Carriers Corp.

SK 25767 0001 958262